Mail Stop 4-6

January 19, 2005

James W. Dolan
Chief Financial and Operating Officer
MAI Systems Corporation
26110 Enterprise Way
Lake Forest, California 92630

Re:	MAI Systems Corporation
	Schedule 13E-3 - File No. 5-38111, filed December 16, 2004
	Schedule 14C - File No. 1-09158, filed December 16, 2004
      Form 10-Q for the quarter ended September 30, 2004 - File
No.
1-09158

Dear Mr. Dolan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Mr. Richard S. Ressler, Orchard Capital Corporation, James W. Dolan, W. Brian Kretzmer, and HIS Holding, LLC approved this reverse stock split by written consent and are affiliates of the company. Therefore, we believe they must be included as filing persons on the Schedule 13E-3. Please see Section
III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

2. Canyon Capital Advisors, LLC approved the transaction, and will remain as one of the stockholders after the reverse stock split. Therefore, we believe that Canyon Capital Advisors, LLC may also be engaged in this going private transaction. Please add this company as a filer on the Schedule 13E-3 or supplementally explain why it should not be so included.

3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of
Schedule 13E-3. A joint Schedule 13E-3 may be used by all required filers, however. Revise the information to include all of the information required by Schedule 13E-3 and its instructions for each additional filing person. For example, each filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Please see Item 1014 with respect to Item 8 of
Schedule 13E-3.  Please also note in particular Instruction C of
Schedule 13E-3 and the disclosure requirements of Items 1002(e) and
(f) with respect to Item 2 of Schedule 13E-3.

4. Please provide us with your analysis for why the investor group`s other purchases of shares during the past year did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-
17719 (April 13, 1981).

Schedule 13E-3

Item 6. Purpose of the Transaction and Plans or Proposals.

5. Please provide the disclosure required under Item 1006(c) of Regulation M-A. Please see the Instruction to Item 6 of Schedule
13E-3 for additional guidance.

Item 7. Purposes, Alternatives, Reasons and Effects.

6. Please incorporate the section titled "Substantive Factors
Disfavoring the Reverse Stock Split" into Item 7(d) of your
Schedule
13E-3.

Item 8. Fairness of the Transaction.

7. With respect to Item 8(f) of your Schedule 13E-3, please state whether any officer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received.

Item 9. Reports, Opinions, Appraisals and Negotiations.

8. Your incorporation by reference of the section titled "Special Committee of the Board of Directors" does not appear to address the requirements of Item 1015(a) of Regulation M-A. We note your disclosure on page 15, however. Please incorporate the section entitled "Procedural Factors Disfavoring the Reverse Stock Split; Interests of Our Chairman and Executive Officers in the Reverse Stock
Split" or add the required disclosure to the section you have currently incorporated by reference.

Schedule 14C

9. We note your use of such defined terms "Effective Time,"
"Cashed-
Out Stockholders," "Common Stock" and "Registration and Periodic Reporting Obligations." Please refrain from using so many defined terms in your disclosure as it inhibits the readability of the document. Over-reliance on defined terms forces readers to learn a new vocabulary in order to understand the disclosure. Please revise your disclosure so that the definitions of your terms are clear from their context.

10. The individual members of the "Investor Group" should be identified where that term is first used.

Summary Term Sheet, pp. 4-6

11. Please revise your summary term sheet to include a discussion of the additional filing persons referred to above and their relationships to you. Please also briefly discuss their recent transactions with you. The expanded disclosure should include a section discussing their interests in this transaction that are different from and potentially in conflict with those of unaffiliated shareholders generally.

12. The summary term sheet should discuss only the most material features of this transaction. In this regard, consider deleting or relocating extraneous information that detracts from the presentation of the most material aspects of the reverse stock split. For example, consider whether the information presented under "Effects if
Reverse Stock Split is not Consummated" is critical, given the consents you have received. In addition, is the disclosure under "Regulatory Filings and Approvals" necessary to a shareholder`s understanding of the most materials terms of the reverse stock split?
Please make these and any other necessary changes in order to enhance the readability of this section.

13. Please confirm that there were no negotiations with the investor group prior to November 15, 2004. If there were any such negotiations, please amend your disclosure here, in your summary term sheet, and in your Special Factors section to describe the entirety of the company`s dealings with the investor group, including, but not limited to, the identity of the members of the investor group, the date and circumstances of the initial suggestion that the investor group would become involved in the company`s going-private transaction, members` relationship to the company, if any, and the dates and topics of discussion of all meetings and all persons in attendance. In this respect, we note that in view of the possible conflicts of interest involved in the reverse stock split, your board of directors unanimously decided on November 15, 2004, that it would be advisable to form the special committee of independent members of our board of directors consisting of Messrs. Mayer and Ross, with Mr.
Ross as the chairman of the special committee, to evaluate the reverse stock split proposal and assess whether the proposal is in the best interests of stockholders.

Special Factors
The Reverse Stock Split
Effective Time of the Reverse Stock Split, p. 7

14. Please revise your disclosure to clearly state the record date for the reverse stock split. Please reconcile your current disclosure that the record date is to be the "Effective Date" with your disclosure on the first page which defines "Record Date" as December 30, 2004.

Approval of the Reverse Stock Split By Our Board of Directors and
Stockholders, pp. 7-8

15. According to your disclosure on page 24, it appears that the 43,172,110 shares held by HIS Holding is comprised of (1) 10,000,000 shares issued pursuant to a private placement of $1,000,000 and
(2)
the conversion of $3,194,156 of indebtedness plus accrued interest.
Please supplementally reconcile this share holding with the disclosure you made in your definitive proxy statement filed August
25, 2004 requesting approval from stockholders for the private placement and conversion of indebtedness. Your disclosure in the proxy statement states that the $3,194,156 of indebtedness was to be converted at $.10 per share of common stock without any reference to the conversion of accrued interest. Please inform us of the basis upon which you were able to convert the accrued interest in light of the proxy statement disclosure and your stockholders` approval based on such disclosure. Please also explain why the 2,433,333 shares acquired by HIS Holding from CSA Private Limited are not reflected in
HIS Holding`s share holdings.

16. We note, pursuant to your definitive proxy statement filed on August 25, 2004, that Orchard Capital Corporation, owned by Richard
Ressler, is managing member of HIS Holding, please state that here and include such information throughout the document, where you reference HIS Holding, including the beneficial holders table.
Add
the names of the investors of HIS Holding here, identifying those who are affiliated with the company, by title, and detail all shares made part of the written consent.

Stock Certificates, p. 8

17. We note your disclosure that "the transfer agent will send a letter of transmittal to each affected stockholder." By "affected stockholder," we assume you mean a shareholder who will not be cashed out as a result of the reverse split. Please clarify.

18. Your current disclosure suggests that receipt of physical stock certificates are required prior to the exchange agent issuing new shares or making the cash payment. Please revise your disclosure to include a brief discussion about how stockholders who hold shares in street name should respond to the letter of transmittal as such stockholders do not physically hold stock certificates to surrender.

Provision for Unaffiliated Stockholders, p. 8

19. Please discuss the reasons for not having made any provision to grant unaffiliated stockholders access to corporate files or to obtain counsel or appraisal services for such stockholders.

Source of Funds and Financial Effect of the Reverse Stock Split,
p. 8

20. Please provide additional disclosure discussing the basis for your estimate that the reverse stock split will result in a cash expenditure of approximately $24,000. How did you arrive at this amount? What is the chance that the cash expenditure will be significantly higher than your estimate? You should state whether or not the company has paid or will be responsible for paying any or all expenses. Please see Item 1007(c) of Regulation M-A.

Special Committee of the Board of Directors, p. 9

21. Disclose the facts and circumstances surrounding the board of directors` request that your senior management and legal counsel present an analysis of the positive and negative factors relating to the `privatization` of the company. For example, when and why did the board first consider the privatization of the company? How and why did it determine to pursue a going private transaction? Did all board members agree that such path should be pursued?

22. You should detail the possible conflicts of interest involved in the reverse stock split that the board considered. We note that because of these factors the board unanimously decided on November 15, 2004 that it would be advisable to form the special committee to evaluate the reverse stock split proposal. Please disclose the nature of CIM Group`s affiliate relationship with you.

23. Please disclose any relationship that exist or has existed between you and Rutan & Tucker, LLP. We note your disclosure that Rutan & Tucker, LLP, has no relationship with any of the independent directors constituting the special committee. We also note your disclosure in the first paragraph of this section stating that your legal counsel assisted your board of directors by discussing the various alternatives for going private. Please disclose the identity of your legal counsel. Further, we note your statement in the fourth paragraph of the sentence stating that the special committee`s questions were responded to by your "senior management and legal counsel." Please confirm whether such questions were directed to your legal counsel as opposed to Rutan & Tucker, LLP.

24. Please elaborate on the considerations made by the special committee in determining that a third-party opinion would not be cost-effective. Please also elaborate further on why the special committee felt satisfied in relying on the internal company study.

25. State the date that your board adopted the special committee`s recommendation regarding the reverse stock split based on the special committee`s determination that the reverse stock split was fair and in the best interests of the company and the stockholders.

26. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure in this section states that the special committee and the board determined that the reverse stock split was fair to the "company and our stockholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

27. Where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act
Release No. 17719 (April 13, 1981). Revise the disclosure throughout this information statement to separately address fairness to those shareholders being cashed out in the reverse stock split, and fairness to those who will remain as shareholders in a private company.

Financial Analysis Performed by Management, pp. 10-12

28. You state that management used financial projections and forecasts in evaluating the fairness of this transaction. Such financial forecasts forming the basis of its fairness analysis should be disclosed here. In addition, the material assumptions underlying the projections should be explained.

29. To the extent applicable, consider the need to reconcile any such projections to GAAP, pursuant to Regulation G.

30. With respect to each valuation analysis conducted by management, please disclose the actual values calculated. For example, how did management conclude that the recommended price of $.10 per share to be paid in lieu of issuing fractional shares in connection with the reverse stock split was fair to the unaffiliated stockholders? Please discuss the weight given by management to each valuation analysis and the reasons a particular valuation analysis was considered important or rejected in making management`s valuation determination.

31. Please revise your disclosure with respect to each valuation analysis in order to describe each valuation methodology and the application of the methodologies to your particular facts. What is and how do you derive a "going concern value" or a "discounted cash flow value?" For example, with respect to your disclosure under "Earnings Value," what was the value of the company derived using this methodology? What do the implied multiples indicate and what were the public companies that were used for comparison? What were their implied multiples and what was the basis for selecting the public companies as comparables?

32. With respect to your disclosure under "Discounted Cash Flow Value," please disclose and discuss the forecasts, historical performance, financial conditions, outlook and other factors that were considered. Consider if the use of charts and tables may assist in your disclosure.

Reasons for the Reverse Stock Split, pp. 13-14

33. Please discuss why you have chosen to engage in a going private transaction at this time. Please see Item 1013(c) of Regulation
M-A.

Substantive and Procedural Factors Considered by the Special
Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split, p. 14

34. Please provide a discussion of the analysis the special committee and your board of directors undertook to determine the fairness of the reverse stock split. To the extent practicable, please discuss the weight assigned to each enumerated factor. Please see Item 1014(b) of Regulation M-A for additional guidance. Further, please expressly discuss the board`s opinion of and analysis with respect to the fairness of the consideration to be paid in connection with the reverse stock split, including the board`s decision to raise the consideration to $.17 per share. Please see Instruction 2 to Item 1014 of Regulation M-A.

35. Please note our prior comment regarding the required determination by each filing person of whether the reverse stock split is fair to unaffiliated stockholders. Each filing person must discuss in reasonable detail the material factors upon which its fairness opinion is based. Each filing person must provide their own analysis or, if none was performed by such filing person, expressly adopt the analysis of the board of directors as its own. Please see
Item 1014 of Regulation M-A and its Instructions for additional guidance.

Procedural Factors Favoring the Reverse Stock Split

The Reverse Stock Split Provides our Stockholders with Liquidity,
p.
14

36. Please elaborate on why the low trading volume in your stock is deemed "illiquid by most standards." Regardless of the low volume, is it not possible for a stockholder to sell her shares in the OTC-
BB? Please reconcile this positive factor with the negative factor that any unaffiliated stockholder holding in excess of 150 shares will no longer have a public market in which to sell her shares. In this respect, it appears that the reverse stock split will not provide liquidity, but will in fact create illiquidity.

Procedural Factors Disfavoring the Reverse Stock Split; Interests
of
our Chairman and Executive Officers in the Reverse Stock Split, p.
15

37. Please revise your disclosure to discuss why the enumerated factors may contribute to the unfairness of the reverse stock split for unaffiliated stockholders. For example, please discuss why not having a third-party fairness report may result in unfairness for unaffiliated stockholders. Regardless of the fact that the reverse stock split affects affiliates and unaffiliated stockholders equally, many unaffiliated stockholders will have their shares bought out at a price determined to be fair by directors and management who will likely find their ownership stake in the company increased as a result of the reverse stock split. In this revised disclosure, you should include the facts and circumstances relevant to each analysis, for example, with respect to your first point that the affiliated stockholders have sufficient shares to approve the reverse stock split, you should detail the holdings and clearly discuss the fact that an affiliate of the company, owned by certain directors and officers, recently acquired a controlling stake in the company.
In
your last point, that members of the investor group will increase their percentage ownership in the company, you should break out the percentage increase by individuals and the investor group as a whole.

38. It appears that "[b]ecause of the limited trading market" for common stock, a stockholder may be unable to purchase enough shares to retain an equity interest in your company, as described on page 7.
You state here, however, that all stockholders will have the option to remain stockholders of the company by purchasing additional shares prior to the effective time. Is this truly a mitigating factor?

39. Please discuss whether an unaffiliated representative was retained on behalf of unaffiliated stockholders and whether the transaction was approved by a majority of the directors who are not your employees. Please discuss how the foregoing factors contributed to the board`s determination of fairness. Please see Items 1014(c)
and (d) for additional guidance.

Substantive Factors Disfavoring the Reverse Stock Split

Cessation of Public Sale Opportunities, p. 15

40. We note your statement that "the current public market is highly illiquid." Please provide support for this statement. Is a current stockholder unable to sell her shares or are their significant obstacles in selling her shares?

Prior Transactions Between the Investor Group and Our Company

Investor Group Purchase of Company Shares Owned by Computer
Sciences
Corporation, p. 24

41. Your disclosure indicates that HIS Holding acquired $3,694,156 of indebtedness from CSA. The disclosure in your definitive proxy statement filed August 25, 2004 indicates, however, that HIS Holding acquired $3,194,156 and CSA retained $500,000 of indebtedness. Please reconcile the disclosures.

Interests of Certain Persons in or Opposition to the Reverse Stock Split - Security Ownership of Certain Beneficial Owners and
Management, pp. 25-26

42. Please provide disclosure with respect to the interests of the filing persons in the reverse stock split transaction. We note that
Canyon Capital Advisors and Messrs. Ressler, Kretzmer and Dolan are members of HIS Holding. Please disclose each member`s interest in HIS Holding. We note your statement in the last sentence of the last paragraph on page 24. Further, please provide the disclosure required pursuant to Item 3 of Schedule 14C.

43. We note that footnote 4 to your beneficial ownership table includes a cross-reference to "Compensation Committee Interlocks and
Insider Participation." There does not appear to be such a section in your disclosure. Please advise.

44. Please expand footnote 7 to name each member of the investor group, with their respective affiliation with the company and title.

Market Prices of Our Common Stock and Dividend Policy, p. 26

45. Please update your market prices to include information with respect to the fourth quarter of fiscal 2004.

Forward-Looking Statements, p. 27

46. Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule 13E-3 upon a material change in the information previously disclosed. Please revise or modify.

Financial Statements, Supplementary Financial Information,
Management`s Discussion and Analysis of Financial Condition and
Results of Operations and Quantitative and Qualitative Disclosure
About Market Risk, p. 27

47. Repetitive disclosure detracts from the readability of your document and inhibits the understanding by a reader. Please consolidate your management`s discussion and analysis in Appendixes C and D. It appears that certain sections are repetitive and/or may be consolidated.

Pro Forma Financial Information

Pro Forma Financial Information Showing Effect of the Reverse
Stock
Split and the Management Equity/Conversion Transaction, pp. B-2 to
B-
3

48. The second paragraph on page B-2 states that you have engaged a third party expert to perform a valuation of the intangible and tangible assets. Was this valuation related to the reverse stock split? Did the valuation contribute to the valuation analyses undertaken for determining the fairness of the reverse stock split transaction?

49. In the fourth paragraph on page B-2, you state that you received stockholder approval to convert the indebtedness acquired from CSA plus any accrued interest. Your definitive proxy statement, however, appears to state that only approval for the principal amount of the acquired indebtedness was sought. There does not appear to be a reference to accrued interest. Please see our prior comment regarding the same issue. Please reconcile.

50. We note you disclose that the investor group acquired debt and shares of common stock from CSA. Indicate how you determined that 33,172,100 shares of common stock should be issued as full payment of the indebtedness while the investor group paid less than $1 million to acquire the debt. Clearly disclose the impact this transaction has on the pro forma information. That is, describe the effect of acquiring the debt and the shares of common stock (i.e., if no impact, clearly state that fact). We also note that in connection with the conversion of debt to equity by the investor group you have determined a "beneficial conversion right" has been provided in the amount of $2.6 million and that you will record this amount as a charge to interest expense on November 1, 2004. Indicate why you are presenting a "beneficial conversion right" when the conversion appears to be an extinguishment of debt since the debt did not have any conversion rights (e.g., present loss on extinguishment). Therefore, the presentation of this extinguishment as a beneficial conversion right is not proper. Revise your disclosures.

51. Tell us how those shares of common stock the investor group acquired from CSA were included in the allocation of stockholders deficiency calculation on page B-3. Provide us with a summary that identifies members of the investor group and the ownership interest of this group as of the acquisition of the indebtedness, the conversion of the indebtedness into equity, and the issuance of an additional 1,000,000 shares of common stock. Reconcile this interest in the summary to the 4.53% shown in the table presented on page B-3 and to the beneficial ownership table on page 25.

52. Indicate why you do not include a pro forma adjustment for the beneficial conversion right (extinguishment of debt) since the pro forma information reflects the conversion of debt into equity (see your adjustment (c)). Revise the pro forma financial statements to include this adjustment.

53. We note you believe the conversion of debt to equity and the purchase of 10,000,000 shares of common stock permits you to use push-down accounting since the members of the investor group will hold between 80% and 94% of the voting shares. Tell us how you addressed the criteria in EITF D-97 in determining that push-down accounting is appropriate. In this regard, you should clearly disclose the reasons why you believe that the investor group has control over the company (i.e., acting as a collaborative group).

54. Disclose a schedule showing the calculation of the purchase price
including the value assigned to non-cash portions. In your calculation of "post push down" stockholders equity (deficiency) we note $2.25 million is the "new basis."  Help us understand why
$2.25
million is the new basis considering the investor group purchased common stock for $1 million and converted approximately $3.3 million
(per pro forma financial statements) of debt and accrued interest to equity (equity has a value of $5,970,000 at $0.18 per share).
Tell
us why $250,000 of compensation expense should be included in the new basis. Additionally, clearly disclose how you are accounting for the minority interest since it resulted in a debit balance (i.e., included in stockholder`s equity instead of a separate line item).

Pro Forma Consolidated Balance Sheet, p. B-4

55. We note your pro forma adjustment (adjustment (a)) to debit common stock subscribed for $1 million. There does not appear to be an offsetting credit to this adjustment. In this regard, clearly disclose the purpose of the adjustment (i.e., show the issuance of the shares of common stock). Advise and revise as necessary.

Pro Forma Consolidated Statement of Operations, p. B-5

56. We note that you have provided pro forma consolidated statements of operations for the three and nine months ended September 30, 2004.
You should also provide a pro forma consolidated statement of operations for your fiscal year ended December 31, 2003. Also provide the book value per share as of the date of your most recent balance sheet. We refer you to Item 1010(b) of Regulation M-A.

Footnotes to Pro Forma Financial Statements, p. B-7

57. Your notes to the pro forma financial statements do not
provide
the basis for some of your adjustments and in some instances are incomplete. For example your adjustment for common stock subscribed appears to describe a transaction that is already included in your
balance sheet.    In addition your pro forma adjustments (b) and
(f)
relate to amortization and interest expense adjustments but your disclosure of how these adjustments were calculated is incomplete. Revise your notes to provide investors a clear explanation of your adjustments, the amounts being adjusted, how the adjustments were calculated, if applicable, and the periods that the adjustments are recorded.

58. In tabular form, disclose how the purchase price was allocated.
Describe in detail all intangibles acquired. Clearly disclose how you determined the step-up in value of net assets. Clearly disclose how this value was determined. You disclose in note (b) that intangible assets will be amortized over a five year life and no amounts have been allocated to goodwill. Revise your notes to disclose your allocation of the purchase price by asset group such as furniture fixtures and equipment, intangible assets, goodwill and the depreciation/amortization periods for each group. If you have not received a valuation of your assets/liabilities, estimate the fair values to be assigned to each asset/liability group and disclose that they are estimated values.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31,
2003, p. C-8

59. Please quantify the impact of each identified source for significant changes, from period to period in line items of your financial statements. For example, you state that the decrease in revenue was attributable to reduced volume as well as rates. Please quantify how much of the decrease was a result of reduced volume or rates. You indicate that your SG&A expense increased primarily because of increased selling and marketing expenses. How much of the increase is attributable to such selling and marketing expenses? Please revise your results of operations discussion here and elsewhere accordingly.

Contractual Obligations and Commercial Commitments, p. C-7

60. Please prepare a separate section discussing any off-balance sheet arrangements. Please see Item 303(a)(4) for additional guidance.

Report of Independent Certified Public Accountants, pp. C-13 and
C-14

61. Provide updated auditor`s opinions that comply with PCAOB AS
No.
1. That is, the audit report should indicate that the audit was conducted in accordance with the standards of the PCAOB. Please revise.

Note 12 - Stockholders` Deficiency, pp. C-36 to C-37

62. Your stock option table on page C-37 appears to contain some errors. The column titled "Weighted Average Remaining Contractual Life" appears to be set forth in dollars. In addition, the information set forth in the column titled "Weighted Average Exercise
Price" does not appear to correlate with the range exercise prices of the stock options being illustrated.

Pro Forma Financial Information, pp. D-14 to D-17

63. The information presented on pages D-14 to D-17 appears to be redundant with respect to the information presented in your Appendix
B.  Please revise accordingly.

Form 10-Q for the quarter ended September 30, 2004

General

64. We note your customer deposits as of September 30, 2004 were
$2.2
million.  Tell us whether your customer deposits as of September
30,
2004 represent advance payments on products or any contracts for delivery of services that are considered backlog orders. If not, tell us what customer deposits represent. Tell us whether you have any backlog orders for your products, or any contracts for delivery of services over a future period. We refer you to paragraph (c )(1)(viii) of Item 101 of Regulation S-K. If so, revise to disclose this information. Describe the controls and procedures you have to properly identify any backlog.

Item 4(a). Evaluation of Disclosure Controls and Procedures, p. 22

65. We note that your auditors orally informed you of significant deficiencies in your internal controls. Tell us whether these significant deficiencies considered together result in a material weakness in your internal controls. In addition tell us whether these significant deficiencies resulted in any adjustments to your financial statements identified by your independent auditors, and if so, tell us the nature and amounts of the adjustments and the periods they occurred.

66. You disclose that management has taken steps to improve the internal control weaknesses. Revise to disclose the nature of the steps you are taking to improve your internal controls, the timeline for implementation and what you are doing to mitigate the weaknesses in the system improvements to ensure that the financial statements are fairly presented in accordance with GAAP.

67. We note that in the first paragraph of this section that the principal executive officer and principal financial officer concluded, based on their review, that disclosure controls and procedures are effective. In the last paragraph of this section you disclose that the company has concluded that, except as noted above, and subject to the inherent limitation in all control systems the company`s current disclosure controls and procedures are sufficient.
Management may not state that disclosure controls and procedures are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rather management must take those problems into consideration when concluding whether internal control over financial reporting is effective. Management may state that internal controls are ineffective for specific reasons. We refer you to Release No. 33-8238. Revise your disclosures as necessary.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Ferraro at (202) 824-5367, or Stephen Krikorian at (202) 942-2959, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-2903.

	Sincerely,


	Celeste M. Murphy
Office of Mergers and Acquisitions

cc:	Via Facsimile
	David M. Griffith, Esq.
	General Counsel
	Fax: (949) 598-6324
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Mr. James W. Dolan
January 19, 2005
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